Filed by TD Ameritrade Holding Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TD Ameritrade Holding Corporation
Commission File No.: 0-49992
This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Merger, dated as of January 8, 2009 (the “Merger Agreement”), by and among TD AMERITRADE Holding Corporation (“TD Ameritrade”), Tango Acquisition Corporation One (“Merger Sub One”), a wholly owned subsidiary of TD Ameritrade, Tango Acquisition Corporation Two (“Merger Sub Two”), a wholly owned subsidiary of TD Ameritrade, and thinkorswim Group Inc. (“thinkorswim”).
Integration Update
Issue # 1

March 19, 2009
Welcome to the first TD AMERITRADE/SWIM Integration Update. I wanted to kick off this first issue with a personal note to all of you. I am extremely pleased with the progress we’ve already made in preparing for a May-June close. The teams are coming together, collaborating and creating the detailed plans we’ll use to ensure a smooth transition for clients and Associates.
This is an exciting opportunity for all of us. As I’ve said before, the benefit of combining SWIM and TD AMERITRADE is more about enhanced capabilities than it is about adding scale or cutting costs. By combining our complementary businesses, we will lead the industry in daily average revenue trades and retail options trades per day. Even more important is the opportunity we have to provide millions of clients and prospects with an exceptional experience that includes a best-in-class trading platform, long term investment solutions and a state-of-the-art education program. Done right this integration will be a huge win for our clients, which in turn will generate significant new revenue, both in trading and asset gathering.
Every integration is unique with its own set of goals and challenges, and there’s nothing more important than communication during a process like this. Until the deal closes, we have some constraints but we are committed to sharing as much information as we can. Integration Updates will be distributed every few weeks and will complement ongoing, regular communications at both firms.
In this first update, I want to share at a high level how we are approaching the integration planning efforts. But before I get into the details, it’s important to note that all of our decisions will be made with our clients and Associates in mind. To realize the benefits of this integration, each of us will play a role in ensuring that clients have an excellent experience with our combined firm – before, during and after the integration. We expect some job loss as a result of this deal, but we are working hard to minimize it and we are committed to ensuring that Associates who do not have a role in the combined organization will be treated fairly and with respect.
Progress To Date
Leaders from both firms met shortly after we announced our plans and have been working to develop the strategy and guiding principles for how we will approach the integration, the business results we expect to deliver and the milestones and timelines we’ll need to hit to achieve those goals.
We have four project sponsors – Dave Kelley, Lee Barba, Tom Sosnoff and John Bunch – who own the day-to-day oversight of the integration process. Dave brings overall TD AMERITRADE experience and expertise and will lead the integration. Tom brings the thinkorswim brokerage technology expertise and Lee, the Investools educational philosophy and operations. As previously announced, Lee will work in a transition role until close. John Bunch will be working closely with Lee to ensure alignment between the long-term education and sales efforts and will be taking over management of the education business. Jay Pestrichelli, who has invaluable knowledge of the TD AMERITRADE trader and education offerings, will work closely with Dave, Lee, Tom and John supporting the integration efforts.
Key Stakeholders from both firms have been meeting for several weeks to map out the approach we’ll take to the integration, including project scope, critical tasks, deliverables and key milestones. The team has identified about 100 others with specific expertise in their functional areas who will work as part of the Integration Team to ensure a smooth conversion. Plans are being documented and processes finalized. So far, we have identified 10 different work groups. Six of the work groups represent technology and operations. These include: Client Experience and Tools, Education Integration, TOS Brokerage Conversion, TOS Backend Trader Platform and Data Integration, Corporate Technology and Infrastructure. Four of the work groups cover corporate and support groups: Human Resources, Real Estate and Facilities, Finance and Communications.
The combined team held a very successful kickoff meeting in Omaha and will be working through March to validate assumptions, scope the projects and create initial timelines.
SUBMIT
QUESTION
We will begin sharing details of these plans in upcoming Integration Updates and we want to address your questions and concerns about the integration. To the right, you’ll find a “Submit Question” link. Just click on the green box and send us your question. We are still early in the process and there are many questions that we don’t have answers to yet, but we will address as many questions as possible in future updates.
In closing, I would like to thank all of you who have been involved in putting together our integration plans. I think I can speak for Dave, Lee, Tom and John in saying that we all appreciate your efforts.

Additional Information and Where to Find It
In connection with the proposed acquisition of thinkorswim Group Inc., TD AMERITRADE has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus of thinkorswim Group Inc. TD AMERITRADE and thinkorswim each plan to file with the SEC other documents regarding the proposed transaction. The definitive Proxy Statement/Prospectus will be mailed to shareholders of thinkorswim. INVESTORS AND SECURITY HOLDERS OF THINKORSWIM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by TD AMERITRADE and thinkorswim through the Web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from TD AMERITRADE by contacting TD AMERITRADE Investor Relations at www.amtd.com under the Investor Relations heading, or by mail at TD AMERITRADE Investor Relations, 4211 S. 102 Street, Omaha, NE 68124, or by telephone at (800) 237-8692 or from thinkorswim by contacting thinkorswim Investor Relations at www.thinkorswim.com under the Investor Relations heading, or by mail at thinkorswim Group Inc., Investor Relations, 13947 Minuteman Drive, Draper, UT 84020, or by telephone at (612) 201-2363.
Participants in the thinkorswim Acquisition
TD AMERITRADE and thinkorswim, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the Proxy Statement/Prospectus described above. Additional information regarding TD AMERITRADE’s directors and executive officers is contained in TD AMERITRADE’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on January 6, 2009. Additional information regarding thinkorswim’s directors and executive officers is contained in thinkorswim’s annual report on form 10-K, which was filed with the SEC on March 16, 2009. These documents are available free of charge at the SEC’s Web site at www.sec.gov and from TD AMERITRADE by contacting TD AMERITRADE Investor Relations at www.amtd.com under the Investor Relations heading, or by mail at TD AMERITRADE Investor Relations, 4211 S. 102 Street, Omaha, NE 68124, or by telephone at (800) 237-8692 or from thinkorswim by contacting thinkorswim Investor Relations at www.thinkorswim.com under the Investor Relations heading, or by mail at thinkorswim Group Inc., Investor Relations, 13947 Minuteman Drive, Draper, UT 84020, or by telephone at (612) 201-2363.
TD AMERITRADE, Inc., member FINRA/SIPC is a subsidiary of TD AMERITRADE Holding Corporation. thinkorswim, Inc., member FINRA/SIPC/NFA is a subsidiary of thinkorswim Holdings, Inc., which is a subsidiary of thinkorswim Group, Inc.
Forward-Looking Statements
Information set forth in this message contains forward-looking statements, which involve a number of risks and uncertainties. THINKORSWIM and TD AMERITRADE caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. All such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving THINKORSWIM and TD AMERITRADE, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of THINKORSWIM stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in THINKORSWIM’s and TD AMERITRADE’s filings with the SEC, which are available at the SEC’s web site http://www.sec.gov. THINKORSWIM and TD AMERITRADE disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.